2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING MAILS TENKE MERGER INFORMATION CIRCULAR

May 24, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that it has mailed to all shareholders an information circular and disclosure booklet in respect of the proposed business combination between Lundin Mining and Tenke Mining Corp. ("Tenke") as announced on April 11, 2007. The information circular is also available on www.sedar.com and the Lundin Mining website www.lundinmining.com.

The acquisition of Tenke is the next step in establishing Lundin Mining as a major global mining house. The Tenke Fungurume copper/cobalt project is one of the world’s richest and largest new copper developments and adding Tenke’s 24.75% interest in that project to Lundin Mining’s existing asset base will enhance Lundin Mining’s position as a company with a strong balance sheet, world class assets and an extensive life expectancy as a result of its reserves and resources.

The transaction between Lundin Mining and Tenke is conditional upon the approval by a majority of the votes cast by Lundin Mining shareholders at the Lundin Mining shareholders’ meeting, and by two-thirds of the votes cast by Tenke shareholders at the Tenke shareholders’ meeting. Both shareholder meetings will be held on June 18, 2007 and the transaction is expected to close by the end of June (with an effective date of July 3, 2007). Upon completion of the transaction, existing Lundin Mining and Tenke shareholders will hold approximately 73% and 27% of the Corporation, respectively, and Tenke will be a wholly-owned subsidiary of the Corporation. Further details about the transaction can be found in the information circular and disclosure booklet.

The Board of Lundin Mining unanimously recommends that shareholders vote in favour of the transaction. The Corporation’s largest shareholder group, the Lundin family interests, have pledged their full support.

To ensure all votes are received, the Company asks that all shareholders please complete and return the proxy or voting instruction form contained in the information circular as soon as possible. These forms have instructions on how they are to be completed, where they are to be returned and the deadline for depositing. If there any questions concerning how to complete and return the proxy or voting information form, please contact the Company’s proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., at 1-866-690-7478 or Lundin Mining at 604-689-7842.

Karl-Axel Waplan, President and CEO of Lundin Mining commented, "We are excited by Lundin Mining’s continued growth and development, and by the potential for the Tenke Fungurume Project and are convinced that Lundin Mining can play an important role in the development of that project. We would encourage all of Lundin Mining’s shareholders to demonstrate their continued support for the Company and its management by approving this transaction."

On Behalf of the Board,

Karl-Axel Waplan
President and CEO

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07 92 63
Sophia Shane, Investor Relations, North America: +1-604-689 7842